SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Coca-Cola HBC AG
(Translation of Registrant’s Name Into English)

Coca-Cola HBC AG
Turmstrasse 26
CH-6300 Zug
Switzerland
+41 41 726 0110
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

       Form 20-F      ☒      Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes      ☐      No     ☒

This Form 6-K consists of  Board of Directors change and dividend dates filed on May 28 2014.

FOR IMMEDIATE RELEASE

Coca-Cola HBC AG
Announces Changes to the Board of Directors and Confirms Dividend Dates

Zug, Switzerland - 28 May 2014 - Coca-Cola HBC AG ("Coca-Cola HBC" or the "Company") today announces that Anastasios P. Leventis, Haralambos K. Leventis, John Hunter and Stefan Heidenreich have informed the Company of their intention to retire from the board of directors of Coca-Cola HBC (the "Board of Directors") at the time of the Company's annual general meeting ("AGM") on 25 June 2014.

Following such retirements, upon the recommendation of Coca-Cola HBC's Nomination Committee, the Board of Directors of Coca-Cola HBC has proposed each of Anastasios I. Leventis, Christo Leventis, JoséOctavio Reyes and John P. Sechi for election at the AGM as a non-executive director of the Board of Directors, with effect from the same date.

George A. David, Chairman of Coca-Cola HBC, made the following remarks:

"On behalf of the Board, I would like to take this opportunity to offer our sincere thanks to Anastasios and Haralambos for the significant contributions they have made to the company over many years. Their seats are proposed to be taken by Anastasios and Christo Leventis, who will bring new perspectives to the Board.

"I would also like to offer my gratitude to John for his excellent contribution over the past four years, and my thanks to Stefan who unfortunately retires from the Board after one year due to an unexpected change to his location and availability, making it challenging for him to fulfil his obligations. We wish them both well for the future.

"Finally, I look forward to working with José and John whose knowledge and international experience of both the Coca-Cola System and the consumer goods industry will be a strategic asset for the Board and the CCHBC group."

Stefan Heidenreich has served on the Company's Audit Committee and John Hunter has served on the Company's Nomination Committee. The Board of Directors will therefore consider replacements for these roles at its meeting scheduled for 27 June 2014, and the Company will make an announcement in relation to the appointments for these roles following this meeting.

Brief biographies for each of the proposed new non-executive directors are set out below.

Dividend dates

The Board of Directors has proposed to declare a gross dividend of Euro 0.354 on each ordinary registered share with a par value of CHF 6.70 out of the general capital contribution reserve. Subject to approval of the dividend by the Company's shareholders at the Annual General Meeting on 25 June 2014, the Board of Directors currently anticipates that the dividend will be paid on 29 July 2014 to holders of ordinary shares on the record date of 11 July 2014. The shares are expected to be traded ex-dividend as of 9 July 2014, in which case the last day on which the shares may be traded with the entitlement to receive dividends will be 8 July 2014.

Brief biographies for the proposed new non-executive directors

Anastasios I. Leventis

Mr. A. Leventis serves as a director of the Leventis Group, a diversified international business group, and as a trustee of the Leventis Foundation. In addition, Mr. A. Leventis is a director of Alpheus Group Limited, a private asset management company managing assets of private clients and charitable foundations. Mr. A. Leventis is vice president of the Council of the University of Cyprus, a member of the board of overseers of the Gennadius Library in Athens and a member the board of the WWF in Greece. Mr. A. Leventis holds a B.A. in Classics from the University of Exeter and an MBA from New York University's Leonard Stern School of Business.

Christo Leventis

Mr. Christo Leventis worked as an Investment Analyst with Credit Suisse Asset Management from 1994 to 1999.  In 2001, he joined J.P. Morgan Securities as an Equity Research Analyst focusing on European beverage companies. In 2003, Mr. C. Leventis started the private equity investment arm of Alpheus, a private asset management company, and also serves as a member of its investment advisory committee. From 2003 until March 2014 Mr. C. Leventis was a member of the board of directors of Frigoglass S.A.I.C., a leading global manufacturer of commercial refrigeration products for the beverage industry. Mr. C. Leventis holds a B.A. in Classics from University College London and an MBA from the Kellogg School of Management in Chicago.

José Octavio Reyes

Mr. José Octavio Reyes is the former Vice Chairman of The Coca-Cola Export Corporation, a position in which he served from January 2013 until his retirement in March 2014. He was president, Latin America Group at The Coca-Cola Company from December 2002 to December 2012.  Mr. Reyes began his career with The Coca-Cola Company in 1980 at Coca-Cola de México as Manager of Strategic Planning. In 1987, he was appointed Manager of the Sprite and Diet Coke brands at Corporate Headquarters in Atlanta. In 1990, he was appointed Marketing Director for Brazil, and later became Marketing and Operations Vice President for Coca-Cola de Mexico. Mr. Reyes became President for Coca-Cola de Mexico in 1996. In September 2002, Mr. Reyes was named President of the North Latin America Division at Coca-Cola, comprising Mexico, Venezuela, Colombia, Central America and the Caribbean. Prior to joining Coca-Cola, Mr. Reyes spent five years with Grupo IRSA, a Monsanto Company joint venture.  Mr. Reyes has been a member of the board of directors of Comex Paints since 2006; member of the board of directors of MasterCard WorldWide since January 2008, and is a member of the board of directors of Papalote Children's Museum in Mexico City. Mr. Reyes holds a BS in chemical engineering from the Universidad Nacional Autónoma de México and a MBA from the Instituto Tecnológico de Estudios Superiores de Monterrey.

John P. Sechi

Mr. Sechi started his career as a financial analyst and audit manager. In 1985, he joined The Coca-Cola Company as an internal auditor. In 1987, Mr. Sechi became the Finance Director for Coca-Cola Great Britain Limited based in London. The following year, he was appointed General Manager of the European Supply Point Group and in 1990 he moved to Madrid to join the Iberian Division as Chief Financial Officer. In 1993, Mr. Sechi was promoted to President of the Central Mediterranean Division of The Coca-Cola Company, based in Milan, where he was responsible for operations in Greece, Cyprus, Malta, Bulgaria, Former Yugoslavia (Croatia, Serbia, Bosnia, Montenegro, Kosovo and FYROM), Albania and Italy. In 1998, he was promoted to President of the German Division, based in Dusseldorf. Mr. Sechi was Chairman of Globalpraxis, a commercial consulting firm, from 2001 to 2008. From 2007 until 2013, he was the President, Greater Europe of The Campbell Soup Company, and from 2006 to 2011, a non-executive Board member and Chairman of the Audit Committee of Coca-Cola Içecek. Mr. Sechi has a BA in Business Management from Ryerson University in Toronto and is a Chartered Accountant (Canada).

Enquiries

Coca-Cola HBC Group Basak Kotler Investor Relations Director	Tel: +41 41 726 0143 basak.kotler@cchellenic.com
Eri Tziveli Investor Relations Manager	Tel: +30 210 618 3133 eri.tziveli@cchellenic.com
Dimitris Bakas Investor Relations Manager	Tel: +30 210 618 3124 dimitris.bakas@cchellenic.com
International media contact StockWell Communications Rob Morgan Suzanne Bartch Anushka Mathew	Tel: +44 20 7240 2486 robert.morgan@stockwellgroup.com suzanne.bartch@stockwellgroup.com anushka.mathew@stockwellgroup.com
Greek media contact V+O Communications Argyro Oikonomou	Tel: +30 211 7501219 ao@vando.gr

About Coca-Cola HBC

Coca-Cola HBC is the second-largest bottler of the brands of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 585 million people. Coca-Cola HBC offers a diverse range of non-alcoholic ready to drink beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola HBC is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting its business in ways that protect and preserve the environment and contribute to the socio-economic development of the local communities.

Coca-Cola HBC has a premium listing on the London Stock Exchange (LSE: CCH) and its shares are listed on the Athens Exchange (ATHEX: EEE). Coca-Cola HBC's American depositary shares (ADSs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola HBC is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahellenic.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2014	Coca-Cola HBC AG

	By:	/s/ Michalis Imellos
	Name:	Michalis Imellos
	Title:	Chief Financial Officer

	By:	/s/ Jan Gustavsson
	Name:	Jan Gustavsson
	Title:	General Counsel, Company Secretary and Director of Strategic Development